The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 17, 2016

Citigroup Global Markets Holdings Inc.	June-----, 2016 Medium-Term Senior Notes, Series N Pricing Supplement No. 2016–USNCH0086 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-192302 and 333-192302-06

Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

▪	Subject to our right to call the notes for mandatory redemption, as described below, the notes offered by this pricing supplement will pay a variable coupon at an annual rate that may be as high as the relevant contingent rate specified below or as low as 0.00%. The actual variable coupon rate for a given quarterly coupon payment date will depend on the levels of both 6-month U.S. Dollar LIBOR (the “underlying rate”) and the Russell 2000® Index (the “underlying index”) on each elapsed day during the accrual period preceding that coupon payment date. Investors in the notes will therefore be subject to risks associated with both the underlying rate and the underlying index and may be negatively affected by adverse movements in either regardless of the performance of the other.

▪	We have the right to call the notes for mandatory redemption on any coupon payment date beginning four years after issuance.

▪	The notes are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we and Citigroup Inc. default on our obligations. All payments on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Underlying rate:	6-month U.S. Dollar LIBOR
Underlying index:	Russell 2000® Index
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
Pricing date:	June , 2016 (expected to be June 22, 2016)
Issue date:	June , 2016 (three business days after the pricing date)
Maturity date:	Unless earlier redeemed, June , 2036 (expected to be June 27, 2036)
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Variable quarterly coupon payments:

On each coupon payment date, you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

The variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the variable coupon rate per annum divided by (ii) 4.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the applicable variable coupon rate will be 0.00% per annum.

Relevant contingent rate:

From and including the issue date to but excluding June     , 2024 (expected to be June 27, 2024): 6.00% per annum

From and including June     , 2024 (expected to be June 27, 2024) to but excluding June   , 2030 (expected to be June 27, 2030): 7.00% per annum

From and including June     , 2030 (expected to be June 27, 2030) to but excluding the maturity date: 8.00% per annum

Coupon payment dates:	Expected to be the 27th day of each March, June, September and December, beginning on September 27, 2016
Accrual period:	For each coupon payment date, the period from and including the immediately preceding coupon payment date (or the issue date in the case of the first coupon payment date) to but excluding such coupon payment date
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:	The accrual condition will be satisfied on an elapsed day if, and only if, both (i) the underlying rate is within the underlying rate range on that elapsed day and (ii) the closing level of the underlying index is greater than or equal to the index accrual barrier level on that elapsed day. See “Additional Information” on the next page.
Underlying rate range:	0.00% to 6.00%, inclusive
Index accrual barrier level:	, 75% of the closing level of the underlying index on the pricing date
Early redemption:	We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after June , 2020 (expected to be June 27, 2020) upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any
Listing:	The notes will not be listed on any securities exchange
CUSIP / ISIN:	17324C6F8 / US17324C6F82
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(2)
Per note:	$1,000	$30	$970
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be at least $850.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $30.00 for each $1,000 note sold in this offering. The per note proceeds to issuer above represents the minimum per note proceeds to issuer, assuming the maximum per note underwriting fee. For more information on the distribution of the notes, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks:

Product Supplement No. IE-06-03 dated March 8, 2016

Underlying Supplement No. 4 dated March 8, 2016                         Prospectus Supplement and Prospectus each dated March 7, 2016

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable quarterly coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” and “—Terms Related to an Underlying Rate” and not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlying index that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the underlying rate or the closing level of the underlying index is not available for any reason on that day (including weekends and holidays), the underlying rate and/or the closing level of the underlying index, as applicable, will be assumed to be the same as on the immediately preceding elapsed day (subject to the discussion in the section “Description of the Notes—Terms Related to an Underlying Rate—Discontinuance of a U.S. Dollar LIBOR Rate” in the accompanying product supplement). In addition, for all elapsed days from and including the fourth-to-last scheduled trading day in an accrual period to and including the last elapsed day of that accrual period, the underlying rate and the closing level of the underlying index will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.

Hypothetical Examples

The following table presents examples of hypothetical variable quarterly coupon payments based on the number of accrual days in a particular accrual period. For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days. Your actual quarterly coupon payments will depend on the actual number of elapsed days during the relevant accrual period and both the actual underlying rate and the actual closing level of the underlying index on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period. The table and examples below assume a relevant contingent rate of 6.00% per annum.

Hypothetical Number of Accrual Days in Accrual Period*	Hypothetical Variable Coupon Rate (per Annum)**	Hypothetical Variable Quarterly Coupon Payment per Note***
0	0.00%	$0.00
1	0.07%	$0.17
10	0.67%	$1.67
15	1.00%	$2.50
20	1.33%	$3.33
25	1.67%	$4.17
30	2.00%	$5.00
35	2.33%	$5.83
40	2.67%	$6.67
45	3.00%	$7.50
50	3.33%	$8.33
55	3.67%	$9.17
60	4.00%	$10.00
65	4.33%	$10.83
70	4.67%	$11.67
75	5.00%	$12.50
80	5.33%	$13.33
85	5.67%	$14.17
90	6.00%	$15.00

* An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the underlying rate is within the underlying rate range and the closing level of the underlying index is greater than or equal to the index accrual barrier level)

** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate of 6.00% per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period divided by (b) 90

*** The hypothetical variable quarterly coupon payment per note is equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum divided by (ii) 4

June 2016	PS-2

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

The following four examples illustrate the calculation of the variable coupon rate for a given accrual period based on different hypothetical underlying index levels and underlying rate values. For illustrative purposes only, the examples assume an accrual period that contains 90 elapsed days. Your actual variable quarterly coupon payments will depend on the actual number of elapsed days during the relevant accrual period, the actual relevant contingent rate and both the actual value of the underlying rate and the actual closing level of the underlying index on each elapsed day. The applicable variable coupon rate for each accrual period will be determined on a per annum basis but will apply only to that accrual period.

Example 1

The closing level of the underlying index is greater than the index accrual barrier level for each elapsed day during the entire accrual period and the underlying rate is within the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is therefore satisfied for each elapsed day during the entire accrual period, the hypothetical variable coupon rate would be 6.00% per annum only for that accrual period.

Example 2

The closing level of the underlying index is less than the index accrual barrier level for each elapsed day during the entire accrual period and the underlying rate is within the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is not satisfied on each elapsed day during the accrual period, the hypothetical variable coupon rate would be 0.00% per annum for that accrual period.

Example 3

The closing level of the underlying index is greater than the index accrual barrier level for each elapsed day during the entire accrual period but the underlying rate exceeds the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is not satisfied on each elapsed day during the accrual period, the hypothetical variable coupon rate would be 0.00% per annum for that accrual period.

Example 4

The closing level of the underlying index is greater than the index accrual barrier level for 45 elapsed days during the hypothetical 90-day accrual period and the underlying rate is within the underlying rate range for each elapsed day during the entire accrual period. Because the accrual condition is only satisfied for half of the accrual period, the hypothetical variable coupon rate for that accrual period would equal 3.00% per annum.

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities. The notes are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the notes, and are also subject to risks associated with both the underlying rate and the underlying index. Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes. You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes. You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement and the description of risks relating to the underlying index contained in the section “Risk Factors” beginning on page 1 in the accompanying underlying supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	The notes offer a variable coupon rate and you may not receive any coupon payment on one or more coupon payment dates, which may extend for the entire term of the notes. Any variable coupon payment you receive will depend on the number of elapsed days during the preceding accrual period on which the accrual condition was satisfied. The accrual condition will be satisfied on a given elapsed day only if both (i) the underlying rate is within the underlying rate range on that elapsed day and (ii) the closing level of the underlying index is greater than or equal to the index accrual barrier level on that elapsed day. If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be made at a rate that is less, and possibly significantly less, than the relevant contingent rate. If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be paid on the related coupon payment date. Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full relevant contingent rate. Thus, the notes are not a suitable investment for investors who require regular fixed income payments, since the coupon payments are variable and may be zero.

▪	Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does

June 2016	PS-3

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

generate a positive real return. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. The notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity. You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities (guaranteed by Citigroup Inc.). These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity that are guaranteed by Citigroup Inc. The volatility of the underlying rate and the underlying index are important factors affecting this risk. Greater expected volatility of the underlying rate and/or the underlying index as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that you will receive low or no coupon payments on the notes.

▪	The notes are subject to risks associated with both the underlying rate and the underlying index, and may be negatively affected by adverse movements in either regardless of the performance of the other. The amount of any variable coupon payments you receive will depend on the performance of both the underlying rate and the underlying index. It is impossible to predict whether the underlying rate and the underlying index will rise or fall or what their relationship will be. The scenario in which the notes pay the greatest coupon is that in which both the underlying rate remains consistently within the underlying rate range and the closing level of the underlying index remains consistently greater than or equal to the index accrual barrier level. In all other scenarios—(i) where the underlying rate remains consistently outside the underlying rate range, regardless of the level of the underlying index; or (ii) where the closing level of the underlying index remains consistently less than the index accrual barrier level, regardless of the underlying rate—the notes will pay little or no coupon.

▪	The notes may be called for mandatory redemption at our option after the fourth year of their term, which limits your ability to receive variable coupon payments if the underlying rate and underlying index perform favorably. In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future. If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests. We are more likely to redeem the notes at a time when the underlying rate and underlying index are performing favorably from your perspective and when we expect them to continue to do so. Therefore, although the notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher rate and we expect them to continue to do so, it is more likely that we would redeem the notes. Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments. If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	The notes may be riskier than notes with a shorter term. The notes have a 20-year term, subject to our right to call the notes for mandatory redemption after the fourth year of the term of the notes. By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term. Specifically, you will be negatively affected if the underlying rate falls outside the underlying rate range or if the closing level of the underlying index falls below the index accrual barrier level. If either (i) the underlying rate is outside the underlying rate range or (ii) the closing level of the underlying index is less than the index accrual barrier level on each day during an entire accrual period, you will be holding a long-dated security that does not pay any coupon.

▪	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the notes.

▪	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

▪	Sale of the notes prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. The value of the notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes

June 2016	PS-4

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index and the underlying rate, the correlation between the underlying index and the underlying rate, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the coupon that is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

▪	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and the underlying rate and a number of other factors, including the dividend yields on the stocks that constitute the underlying index, interest rates generally, the positive or negative correlation between the underlying rate and the underlying index, the time remaining to maturity of the notes and our and/or Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate. Changes in the level of the underlying rate and/or the underlying index may not result in a comparable change in the value of your notes. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

▪	Our offering of the notes is not a recommendation of the underlying rate or the underlying index. The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the underlying rate and the underlying index is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the underlying rate or the underlying index or the stocks that constitute the underlying index, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying rate and the underlying index. These and other activities of our affiliates may affect the underlying rate or the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

▪	The underlying rate will be affected by a number of factors. The amount of your variable coupon payments will depend, in part, on the underlying rate. A number of factors can cause changes in the underlying rate, including, among other things: perceptions about future levels of the underlying rate, general economic conditions in the United States, prevailing market interest rates and the

June 2016	PS-5

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

policies of the Federal Reserve Board regarding interest rates. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. For example, an increase by the Federal Reserve Board in the federal funds target rate has historically been associated with an increase in the underlying rate. However, you should also understand that the underlying rate is affected by factors other than the federal funds target rate, such that the underlying rate may increase outside of the underlying rate range, resulting in no coupon payments on the notes, even if the federal funds target rate remains at current low levels. Further, the above and other factors may also have a negative impact on the value of the notes generally.

▪	The securities will be subject to risks associated with small capitalization stocks. The stocks that constitute the underlying index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

▪	The underlying rate and the manner in which it is calculated may change in the future. The method by which the underlying rate is calculated may change in the future, as a result of governmental actions, actions by the publisher of the underlying rate or otherwise. We cannot predict whether the method by which the underlying rate is calculated will change or what the impact of any such change might be. Any such change could affect the underlying rate in a way that has a significant adverse effect on the notes.

▪	The level of the underlying index or the value of the underlying rate may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the stocks that constitute the underlying index and other financial instruments related to the underlying rate or the underlying index or such stocks and may adjust such positions during the term of the notes. Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying rate or the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the underlying rate and/or the level of the underlying index in a way that negatively affects the value of the notes. They could also result in substantial returns for us or our affiliates while the value of the notes declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers. In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you. Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes. If certain events occur, such as the discontinuance of the underlying rate or the underlying index, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

▪	Adjustments to the underlying index may affect the value of your notes. Russell Investment Group (the “underlying index publisher”) may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index. The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as a holder of the notes.

June 2016	PS-6

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

Information About the Underlying Rate

6-month U.S. Dollar LIBOR is a daily reference rate fixed in U.S. dollars based on the interest rates at which banks borrow funds from each other for a term of six months, in marketable size, in the London interbank market.

For information about how 6-month U.S. Dollar LIBOR will be determined on each elapsed day, see “Description of the Notes—Terms Related to an Underlying Rate—Determining a U.S. Dollar LIBOR Rate” in the accompanying product supplement.

Historical Information

The underlying rate was 0.9429% on June 15, 2016. The graph below shows the underlying rate for each day it was available from January 3, 2006 to June 15, 2016. We obtained the values below from Bloomberg L.P., without independent verification. You should not take the historical performance of the underlying rate as an indication of future performance.

Historical 6-Month U.S. Dollar LIBOR January 3, 2006 to June 15, 2016

June 2016	PS-7

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

Information About the Underlying Index

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. It is calculated and maintained by Russell Investments, a subsidiary of Russell Investment Group. The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol “RTY.”

“Russell 2000® Index” is a trademark of Russell Investment Group and has been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions—Russell 2000® Index—License with Russell” in the accompanying underlying supplement.

Please refer to the sections “Risk Factors” and “Equity Index Descriptions—Russell 2000® Index” in the accompanying underlying supplement for important disclosures regarding the Russell 2000® Index, including certain risks that are associated with an investment linked to the Russell 2000® Index.

Historical Information

The closing level of the underlying index on June 15, 2016 was 1,149.302.

The graph below shows the closing level of the underlying index for each day such level was available from January 3, 2006 to June 15, 2016. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the underlying index as an indication of future performance.

Russell 2000® Index — Historical Closing Levels January 3, 2006 to June 15, 2016

June 2016	PS-8

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

United States Federal Tax Considerations

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of     %, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

September 27, 2016	$	September 27, 2021	$	September 27, 2026	$	September 27, 2031	$
December 27, 2016	$	December 27, 2021	$	December 27, 2026	$	December 27, 2031	$
March 27, 2017	$	March 27, 2022	$	March 27, 2027	$	March 27, 2032	$
June 27, 2017	$	June 27, 2022	$	June 27, 2027	$	June 27, 2032	$
September 27, 2017	$	September 27, 2022	$	September 27, 2027	$	September 27, 2032	$
December 27, 2017	$	December 27, 2022	$	December 27, 2027	$	December 27, 2032	$
March 27, 2018	$	March 27, 2023	$	March 27, 2028	$	March 27, 2033	$
June 27, 2018	$	June 27, 2023	$	June 27, 2028	$	June 27, 2033	$
September 27, 2018	$	September 27, 2023	$	September 27, 2028	$	September 27, 2033	$
December 27, 2018	$	December 27, 2023	$	December 27, 2028	$	December 27, 2033	$
March 27, 2019	$	March 27, 2024	$	March 27, 2029	$	March 27, 2034	$
June 27, 2019	$	June 27, 2024	$	June 27, 2029	$	June 27, 2034	$
September 27, 2019	$	September 27, 2024	$	September 27, 2029	$	September 27, 2034	$
December 27, 2019	$	December 27, 2024	$	December 27, 2029	$	December 27, 2034	$
March 27, 2020	$	March 27, 2025	$	March 27, 2030	$	March 27, 2035	$
June 27, 2020	$	June 27, 2025	$	June 27, 2030	$	June 27, 2035	$
September 27, 2020	$	September 27, 2025	$	September 27, 2030	$	September 27, 2035	$

June 2016	PS-9

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

December 27, 2020	$	December 27, 2025	$	December 27, 2030	$	December 27, 2035	$
March 27, 2021	$	March 27, 2026	$	March 27, 2031	$	March 27, 2036	$
June 27, 2021	$	June 27, 2026	$	June 27, 2031	$	June 27, 2036	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes. Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” if you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $30.00 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $30.00 for each $1,000 note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlying index and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

June 2016	PS-10

Citigroup Global Markets Holdings Inc.
Callable Dual Range Accrual Notes Linked to 6-Month U.S. Dollar LIBOR and the Russell 2000® Index Due June-----, 2036

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

© 2016 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

June 2016	PS-11